

06002195

SECURIT. ...SION



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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __JANUARY 1, 2005__ AND ENDING __DECEMBER 31, 2005__
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEXTREND SECURITIES, INC.

OFFICIAL USE ONLY
43710
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__5200 Keller Springs, Suite 812__
                               (No. and Street)

__Dallas__   __Texas__   __75248__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Daniel F. Kiernan__   __(707) 557-5172__
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Hatfield & Hatfield, Inc., PC__
                        (Name – if individual, state last, first, middle name)

__7424 Greenville Avenue, Suite 100, Dallas, Texas, 75231-4507__
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

X Hill 3/31/06

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____Mark Cherlin, President_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____NEXTREND SECURITIES, INC._____ , as of _____December 31_____ , 20 05 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

SHERRY ROSENBERG
Notary Public, State of Texas
My Commission Expires
July 30, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5(d)

DECEMBER 31, 2005

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

Independent Auditors' Report

We have audited the accompanying statement of financial condition of NexTrend Securities, Inc., as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NexTrend Securities, Inc., as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As we discussed in our notes to the financial statements regarding liquidity, NexTrend Securities, Inc., can no longer depend upon capital infusions from its corporate parent. The inability to secure such funding raises substantial doubt about the ability of NexTrend Securities, Inc., to continue as a going concern. Management does not currently have a plan to secure or replace the required capital funding. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 23, 2006

NexTrend Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash		$ 3,129
Due From Broker/Dealer Clearing Deposit		10,180
Other Accounts Receivable	$14,158	
Less Allowance for Doubtful Accounts	<14,158>	-0-
Prepaid Expenses		158
Total Assets		$ 13,467

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable and Accrued Expenses		$ 5,186
Commitments and Contingent Liabilities		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		5,186
Stockholder's Equity		
Common Stock	$ 1,000	
Additional Paid-in Capital	738,123	
Retained Earnings	<730,842>	8,281
Total Liabilities and Stockholder's Equity		$ 13,467

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at 1/1/05	$ 1,000	$ 723,223	$ <707,282>
Additions	none	4,900	none
Net Income <Loss>			< 23,560>
Balance 12/31/05	$ 1,000	$ 728,123	$ <730,842>

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Commissions	$	3,290
Interest & Other Income		161
		3,451

EXPENSES

Clearance	2,159
Regulatory Fees	2,820
Management Fees	18,200
Professional	3,344
Other Operating Expenses	488
	27,011

Income <Loss> Before Taxes	< 23,560>
Income Taxes-Deferred	none
Income Taxes-Current	none
Net Income <Loss>	$ < 23,560>

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:

Net income /<loss>	$ < 23,560>
Decrease in other accounts receivable	5,654
Decrease in clearing deposit	24,921
Decrease in prepaid items	1,568
Decrease in accounts payable and accrued expenses	< 23,132>
Cash flows from operations	< 14,549>

Cash flows from investing activities:

Investment of additional paid in capital	4,900
Cash flows from investing	4,900
Net cash flows	< 9,649>
Beginning cash balance January 1, 2005	12,778
Ending cash balance December 31, 2005	$ 3,129

The accompanying notes are an integral part of these financial statements.

NexTrend Securities, Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

Balance January 1, 2005	$ none
Changes during 2005	none
Balance December 31, 2005	$ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I
NexTrend Securities, Inc.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2005

Total ownership equity from the statement of financial condition $ 8,281
Deduct ownership equity not allowable for net capital   none
    Total ownership equity qualified for net capital   8,281
Add:
    1. Liabilities subordinated to claims of general creditors
       allowable in computation of net capital   none
    2. Other allowable credits   none

    Total capital and allowable subordinated liabilities   8,281
Deductions and/or charges
    1. Total non-allowable assets from statement
       of financial condition $ 158
    2. Current note deficiency   none
    3. Commodity futures, contracts and spot
       commodities proprietary capital changes   none
    4. Other deductions and/or changes   none   158
       Subtotal   8,123
Other Additions and/or allowable credits (lists)
    Haircuts on securities (computed where
    applicable pursuant to 15c3-1
    1. Contractual securities commitment $ none
    2. Subordinated securities borrowings   none
    3. Trading and investments securities:
       a. Exempted securities   none
       b. Debt securities   none
       c. Options   none
       d. Other securities   none
    4. Undue concentrations   none
    5. Other   none   none

       NET CAPITAL $ 8,123

Schedule I continued on next page

NexTrend Securities, Inc.
RECONCILIATION OF THE STATEMENT COMPUTATION
OF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS AND THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
DECEMBER 31, 2005

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 12/31/05	$ 8,123	$ 5,000 (2)
Reported by broker-dealer on Part IIA, form X-17A-5	8,123	5,000
difference	$ none (1)	$ none

(1) none

EXCESS NET CAPITAL
$ 3,123

EXCESS NET CAPITAL
AT 1000%
$ 7,604

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate
indebtedness to
net capital
64%

SCHEDULE II
NexTrend Securities, Inc.
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c3-3
DECEMBER 31, 2005

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed, collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customers' securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customers' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account". $ none

NexTrend Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note A *Organization and nature of business*:

NexTrend Securities, Inc. was incorporated in the State of Texas, July 24, 1997. The corporation is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The corporation's office is located in Dallas, Texas and it currently provides investment, trading services.

Note B *Clearing*:

The corporation operates under a "Fully Disclosed Correspondent Agreement" with Penson Financial Services, Inc., dated August 20, 2003.

The corporation does not carry customer accounts receivable nor does it provide securities custodial services for any customer.

Note C Contingencies and Commitments/Related Party Transactions

The corporation paid $18,200 to its parent corporation, in the form of a management fee, for the year ended 12/31/05.

Contingencies - The corporation is subject to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material effect on the financial position of the corporation. Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Liquidity – The Company's corporate parent is limited in ability to invest the cash needed to continue future operations. The Company has required large sums of investment capital to supplement losses from operations. The parent corporation is no longer in operation.

Note D *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The corporation is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Federal Income Taxes – NexTrend Securities, Inc. is wholly owned by NexTrend Technologies, Inc., and is consolidated with the parent company for federal income tax reporting. The current operating losses are benefiting the parent.

Cash Flows Presentation - For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased, with maturities of three months or less, to be cash equivalents. The statement of cash flows was prepared using the *indirect method*.

Note E *Capital Stock*:

The corporation has 1,000 shares of no par value common stock issued and outstanding on December 31, 2005. The company is wholly owned by, NexTrend Technologies, Inc.

Note F *Net Capital Requirements*:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the corporation had net capital of $8,123, which was $3,123 in excess of its required net capital of $5,000.

NexTrend Securities, Inc.
Report of Independent Registered Public Accounting Firm on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
For the fiscal year ended December 31, 2005

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

<table>
<tr><td>DALLAS</td><td>FORT WORTH</td></tr>
<tr><td>Vickery Park Office Building</td><td>H&H Professional Building</td></tr>
<tr><td>7424 Greenville Avenue, #100</td><td>5555 Bridge Street, #100</td></tr>
<tr><td>Dallas, Texas 75231-4507</td><td>Fort Worth, Texas 76112</td></tr>
<tr><td>214-361-2443</td><td>817-492-9400</td></tr>
</table>

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming An Exemption from SEC Rule 15c3-3

The Board of Directors

In planning and performing our audit of the financial statements of NexTrend Securities, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control, and the practices and procedures, are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used by anyone other than these specified parties.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
January 23, 2006